Exhibit 99.1

Sky Solar Holdings, Ltd. Announces Annual General Meeting Results

HONG KONG — December 10, 2015 /Globe Newswire/ - Sky Solar Holdings, Ltd. (NASDAQ: SKYS) (“Sky Solar” or “the Company”), a global developer, owner and operator of solar parks, today announced the results of its annual general meeting of shareholders held in Shanghai on December 10, 2015.

At the meeting, the shareholders of Sky Solar Holdings, Ltd. approved and/or ratified the following resolutions:

a)             The re-election of Mr. Andrew (Jianmin) Wang as a Class I director of the Company;

b)             The re-election of Dr. Hao Wu as a Class I director of the Company;

c)              The appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as auditors of the Company for the fiscal year ending December 31, 2015;

d)             The authorization of the committee of the board of directors to fix the remunerations of the auditors; and

e)              The authorization of the Company’s directors to take any and all action that might be necessary to effect the foregoing resolutions as such director, in his or her absolute discretion, thinks fit.

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, North America and Africa. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of September 30, 2015, the Company had developed 264 solar parks with an aggregate capacity of 240.9 MW and owned and operated 117.5 MW of solar parks.

For investor and media inquiries, please contact:

Company: IR@skysolarholding.com	Investor Relations: ICR, LLC Victor Kuo +86 (10) 6583-7526 Victor.kuo@icrinc.com